Exhibit 23.1

Consent of Independent Auditors

The Supervisory
Board Celanese AG

We consent to incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-30284, 333-54008, 333-36656 and 333-74580) of Celanese AG of our report dated February 8, 2002, except for paragraph 1 of note 28, which is as of February 21, 2002 and paragraph 2 of note 28, which is as of March 5, 2002, relating to the consolidated balance sheets of Celanese AG and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001 and related schedule, which report appears in the December 31, 2001 annual report on Form 20-F of Celanese AG.

/s/ KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany
March 5, 2002